Invest in Sniffy Labs

The digital dog trainer that makes professional dog training accessible and easy



Professional Dog Training Made Accessible

Sniffy

(f) (ⓘ) SNIFFY-APP.COM ROCHESTER NY

Technology Software Lifestyle Education App

Why you may want to invest in us...

1 First mover advantage focused on innovating the traditional dog training market

2 US total addressable market is $1B a year, and growing at 10% a year; has the global reach market potential- any companion dog, any language

3 Launched closed beta in December 2019 with 50 dog owners; quickly got 39 testers converted to customers at a 78% conversion rate

4 Partnering with two breeders and two shelters that are promoting us to dog owners

5 Built product with $0 outside fund, technical founders develop and iterate the product quickly

6 Field experts onboard to create professional dog training content

7 Solid customer discovery by talking to over 400 dog owners and trainers to find the product-market fit

8 Advocate animal welfare and against animal cruelty; proper dog training could help mitigate behavioral issues and decrease abandonment rate

Why investors ❤ us

WE'VE RAISED $20,118 SINCE OUR FOUNDING



Committed team that is nimble and considerate of an open opportunity in the market to bring a digital option for basic obedience and skill training to the masses. Untimely, I see them building a marketplace to allow trainers to connect with perspective clients with a sentinel approach that gives scalability to this otherwise linear profession and allows prospective clients to feel our trainers before making time and capital commitments to a specific one for the long haul.

John Greco Founder, Cupule Ventures



LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Sniffy has a high quality team that I have met in person.

Dennis DeLeo ★

Former business executive; Current VC fund partner, foundation president and angel investor.



There is a market there, so willing to bet that we can reach it

Baste Larsen ★

Angel investor

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Our team



Howard Shyng

Co-Founder & President

Co-Founded Sniffy Labs Inc. in Sep 2019; NY State Business Model Competition Semi-finalist; M.S. in Human-Computer Interaction; Saved the life of a disabled cat, ZaiZai; Front-End developer.





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Ting Zhu

Co-Founder & Vice President

B.E. in Software Engineering and M.S. in Human-Computer Interaction; Proud mama of a 3 years old border collie, Chubby; Recipient of National Scholarship of China; Product designer.





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Allen Cheng

Front-End Developer

CS based Android developer who has great passion on building handy products to facilitate people's life; 4 year full-time working experience as Senior Android Developer; Expertise goes to build, maintain and improve Android mobile application.



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Downloads

Sniffy WeFunderDeck.pdf

It all started with a stray cat.

It was in a day in December 2014, the day that I rescued ZaiZai from a severe car accident. Although I've always loved animals, I never thought a cat would change my life. It started as an average day for me, but it was the beginning of suffering for ZaiZai. The first time I laid eyes on ZaiZai, he had been run over by a car. With bloody hind legs, ZaiZai was dragging himself towards the median with its two front legs. I stood there, shocked by the fight in him, and decided I would take care of him until his last day.

The truth is, it wasn't me that saved ZaiZai, it was him that shed light to my future and saved me. I didn't know what I wanted for the longest time. Taking care of him, I realized what I wanted was simple – **better relationships between humans and animals.** ZaiZai

inspired me to leverage the power of technology to facilitate petcare. I want all other animals to live with dignity and have better care. That right shouldn't belong to humans only.



Howard's cat, ZaiZai, with his wheelchair that Howard made for him

With the ambition in my mind, I came to the U.S. to pursue my master's degree of Human-Computer Interaction at Rochester Institute of Technology (RIT), where I met my best friend and most important business partner, Ting. We always did class projects together and got good grades. The heavy workload of school projects didn't make me forget my dream. I wanted to apply the skills I've learned from school to building an app for dogs.

Originally, I thought it is very important to bring a dog for a walk twice everyday. However, my guess was that lots of owners don't walk their dogs enough because dog walking could be very boring when it becomes a daily routine. Then I asked Ting if she wanted to develop an app that could probably make the dog walking more fun to motivate owners. As an animal lover, Ting thought this was an interesting and meaningful project and decided to join. We named our team Sniffy and started our startup journey.



Co-Founders: Ting and Howard

Our Journey

We brought the prototype of our idea to RIT student innovation center, Simone Center, and wanted to see how RIT could help **turn the idea into a real product, so that it would be**

wanted to see how RIT could help **turn the idea into a real product, so that it would be able to impact and benefit more people**. Starting from taking the class Applied Entrepreneurship (AE), we then took National Science Foundation's Innovation Corps Short Course, graduated from 2 RIT student accelerators, and finally got into RIT Venture Creations Incubator.

During the AE class, we were asked to conduct 50 customer discovery interviews, which was a big challenge for us. Since we are not native English speakers, it was really challenging for us to interview people and quite understand their situation. But this didn't stop us from pursuing our dream. After some interviews, we became more confident in talking to people and expressing ourselves.



We have done over 400 customer discovery interviews

The most important lesson we've learned from the AE class is that **we were envisioning a product that likely no one's gonna use**. According to the dog owners we interviewed, we found that seldom people used the cellphone while walking their dog(s). It is because they wanted to focus on the dog(s) and be cautious of emergency, and it was almost impossible to use the cellphone outside during winter. Moreover, walking their dog(s) wasn't that boring to them. Although this was a frustrating finding, the good news was that we found an opportunity in another field - dog training, which is very related to dog's behavioral issues. We conducted another **350+ customer discovery interviews** in RIT accelerators. We found lots of dogs have behavioral issues and owners do know their dog(s) needs training, however, not every owner gets the chance to go to training classes.

The main reason is that owners have demanding schedules. Furthermore, even some owners go to a class, the group setting of the class doesn't fit into their personal needs and the dog's learning curve. Some owners even had used negative methods in training which may lead to severely behavioral and mental problems developing in the dog later. Eventually, some owners decided to tolerate the behavioral issues or even turned their dog(s) into a shelter. Our online research found that there are about 3 million dogs entering shelters every year in the U.S. Of those, about 700,000 are euthanized. The most common reason that owners abandoned their dog(s) is behavioral issues - **about 47% of dogs in shelters were abandoned because of not behaving well**. As a result, we envisioned an idea of **making professional dog training resources accessible to every dog owner, and providing tailored plans to fit into their needs and dog's learning curve**.





Sniffy pitching on an investor demo night

Product

To achieve this goal, we decided to build a professional dog training and management app, Sniffy, tailored to not only each individual dog but its owner as well. We collaborate with certified canine behaviorists and trainers with numerous years of experience to produce the training content. Dog owners can get customized training plans which are composed of a series of training modules. Each module contains a pre-made training video and instructions. Besides, Sniffy also sends notification to owners everyday to remind them to train their dog. If owners need extra help, they can consult our trainer through video calls.


Plan
Sections
Leave it
Next
Tips from trainer
Start training
Training
Basic manner
Today
Leave it
Drop
Sit
Start training
Your plan
What do you want to talk about?
A video can help us better understand your situation:
Submit
Customized Plan
Video Instructions
Daily Workout
Consultation

Sniffy Beta Version Screenshots

We are making progress

We are currently working with **4 certified dog trainers**, Stacy Fleming, Rebecca Rene, Rebecca Giannavola, and Eleonora Clemente, who helped us build the beta version of Sniffy. We conducted the **beta test with 50 dog owners and 39 of them have paid for the future product**.

The most important thing we've learned from the testers is that owners can really learn how to train dogs by watching the training videos. The training videos were highly complimented by the testers for helping their dogs learn basic manners. About 84% of testers mentioned that they like using Sniffy because the training videos helped them train their dogs at their own pace. Moreover, about 60% testers had the experience of bringing their dogs to a group training class but found it wasn't effective. It was because there were lots of distractions so they couldn't learn very well in the class. After they went home, they forgot how the trainer did the training and they had no references. Sniffy perfectly solves this problem since owners can watch the training videos anytime, anywhere! Without promptly, almost all testers said that the reminder really helped them keep consistency in the daily practice. As a result, they can easily see their dogs' progress and they are very satisfied with that. According to the feedback from our customers, we truly believe that Sniffy has the potential to shape more dogs into valued family members, make professional dog training resources more accessible, and save more dogs from being abandoned.


We Love Sniffy!
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Next Step

Our next step is to officially launch Sniffy app on App Store and Google Play this June. We are now improving and redesigning the app based on feedback from beta testers and producing more training content for dog owners.

Our ultimate goal is to provide a platform that integrates training, pet care services, healthcare, insurance and other pet industry segments all together in one streamlined service. At Sniffy, we believe if a system like this was to be in place, it could curb the issue of pet abandonment in North America and other areas. This vision is what keeps us and our partners striving to see Sniffy come into fruition.

COVID-19 Update: The team hopes everyone who sees this is staying well, so do their family and pets. So far, the app development (tech part) and training content production has been going smoothly and has not affected by COVID-19. We are still aiming at this August to officially release the app. As people are now spending more time staying at home and with their dogs, we believe we can see the growth in the following months. We really appreciate your support and trust in this tough time, and will do what we can to adapt to the pandemic. Stay healthy!

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄
We create online dog training experience for dog owners and make it professional and smooth for them to manage every aspect of the training. Customers learn how to train a dog through tailored in-app training plans with in-depth video tutorials, daily practice, and access to professional advice through certified canine trainers.

Where will your company be in 5 years? ⌄
We aim to be the leader in the pet training market – the first place everyone thinks of when they need pet training. We want to be a brand that keeps innovating in the pet care industry, while also providing excellent services so that people never think of going anywhere else. We hope to have channels like shelters and vets in major cities, and aim to have nationally recognized partners like Chewy. Users will find right plans for their dog in Sniffy, no matter what the breed, age or size.

Why did you choose this idea? ⌄
In 2018 and 2019, we talked to over 400 dog owners and found a big challenge that owners are facing is dogs' behavioral issues, which could possibly develop to severe problems. However, many of them couldn't find convenient and satisfying access to professional dog training resources. So we decided to innovate the traditional dog training market.

Why is this a good idea, right now? What changed in the world? Why wasn't

this done a few years ago? ⌄

Technology is benefiting human beings, however, seldom are products made to benefit animals. Nowadays, apps are developed mainly for humans instead of animals. Also the dog training market is still focusing on onsite classes, lacking technology-driven innovations nowadays. While every dog should receive proper training, most dogs have never gone to a training class throughout their whole life. The main reason is that professional dog training resources are not easy to access. Our product can not only eliminate this problem, but also raise awareness of the importance of dog training. We can change the way owners train their dogs, popularize dog training, and prevent more dogs from being turned into shelters because of behavioral issues.

How far along are you? What's your biggest obstacle? ⌄

We have the beta developed and conducted the beta test with 50 dog owners. There are 39 testers who have already paid for our future product. Besides, we have 3 channel partners (2 NY state licensed breeders, Stacy Fleming and Katie Kruger, plus 1 rescue shelter, Genesee County Animal Shelter) who are promoting us with their clients. We are now just around 4 months away from launching the app on the App Store and Google Play.

Who competes with you? What do you understand that they don't? ⌄

The primary competitor would be an app called Dogo. Dogo provides visual dog training instructions — illustrations and gif pictures. Secondary competitors are online training courses providers, such as Doggy Dan. They offer training videos that a customer either subscribes to monthly or purchases in full to access all videos. Contrast to Dogo, we use video instructions and certified dog trainers. Our training plan is also customizable and we provide one-on-one consultations. Compared to online courses providers, Sniffy has interactive in-app plans, daily task and progress tracking features that help owners set up routine, keep consistency, and practice at their own pace to succeed.

How will you make money? ⌄

In our first two years, we make revenue by having customers subscribe to Sniffy monthly or annually, and providing individual consultation services. Starting from the third year, we plan to collaborate with pet stores, advertise their products, and get commission from them. Additionally, once we have a larger customer base, we can sell useful data we collected from the app to pet care and insurance companies. Selling merchandise is another way of making revenue. We also plan to expand the market to Asia. In Asian countries such as China, there are lots of dog owners and very few professional trainers. We believe we have a huge market opportunity there.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is that our primary competitor Dogo, is expanding to the U.S. market. As a dog training app as well, they already have more than 2 million downloads. Also they have gotten into an accelerator for the pet industry recently. What differentiates us with them is that we are using real trainers to make training videos and they are using illustrations and text. If they start producing training videos, it will make us less competitive. Based on our customer discovery, we learned that people prefer watching videos than reading text. So we really need to keep producing more comprehensive video training content and be in the market ASAP to compete with Dogo, and any other competitors that would appear in the future since the app is not an app that is hard to copy.

What are your clients loving about you? ⌄

Our customers love the fact that they can train their dogs scientifically and effectively at their own pace by using our app. First, we provide structured and professional training content that is produced by trainers who have years of training experience. Second, our product eliminates the problem of finding a trustable trainer and training class that fits into owners' schedules. They can access the training content anytime, anywhere. Last but not least, we offer training support that helps owners keep consistency in the training process.

What is your 1 and 2 year goal? ⌄

We aim to have 800+ customers who subscribe to our services at least for 6 months in our first year. To achieve this goal, we plan to partner with breeders and rescue animal shelters. Our partner breeders have at least 100 customers per year and can reach 3000+ via their social media. In our second year, our goal is to have at least 4000+ customers. We will start putting money on digital marketing to reach this goal. We also plan to implement video consultation and community features in the app.